UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                 (Amendment No. 1)*

                              Metron Technology N.V.
                                 (Name of Issuer)

                                   Common Stock
                        (Title and Class of Securities)

                                    N5665B105
                                 (CUSIP Number)

                                December 31, 2000
               (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No.                        N5665B105                            Page 2

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Invista Capital Management, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a)
          (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


NUMBER OF           5    SOLE VOTING POWER                 0
SHARES
BENEFICIALLY        6    SHARED VOTING POWER               1,423,871
OWNED BY
EACH                7    SOLE DISPOSITIVE POWER            0
REPORTING
PERSON WITH         8    SHARED DISPOSITIVE POWER          1,423,871


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,423,871

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          10.7

12   TYPE OF REPORTING PERSON (See Instructions)

          IA


CUSIP No.                        N5665B105                            Page 3

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Principal Mutual Holding Company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a)
          (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Iowa


NUMBER OF           5    SOLE VOTING POWER                   0
SHARES
BENEFICIALLY        6    SHARED VOTING POWER                 1,423,871
OWNED BY
EACH                7    SOLE DISPOSITIVE POWER              0
REPORTING
PERSON WITH         8    SHARED DISPOSITIVE POWER            1,423,871


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,423,871

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          10.7

12   TYPE OF REPORTING PERSON (See Instructions)

          HC


CUSIP No.                        N5665B105                            Page 4

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Principal Life Insurance Company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a)
          (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Iowa


NUMBER OF           5    SOLE VOTING POWER                 0
SHARES
BENEFICIALLY        6    SHARED VOTING POWER               1,255,202
OWNED BY
EACH                7    SOLE DISPOSITIVE POWER            0
REPORTING
PERSON WITH         8    SHARED DISPOSITIVE POWER          1,255,202


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,255,202

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          9.4

12   TYPE OF REPORTING PERSON (See Instructions)

		IC

CUSIP No.                        N5665B105                            Page 5

Item 1(a).  Name of Issuer:

     Metron Technology N.V.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     1350 Old Bayshore Highway, Suite 360
     Burlingame, CA  94010

Item 2(a).  Name of Person Filing:

     Invista Capital Management, LLC
     Principal Mutual Holding Company
     Principal Life Insurance Company

Item 2(b).  Address of Principal Business Office, or, if None, Residence:

     Invista Capital Management, LLC
     699 Walnut
     1900 Hub Tower
     Des Moines, IA  50309

     Principal Mutual Holding Company
     711 High Street
     Des Moines, IA  50392-0088

     Principal Life Insurance Company
     711 High Street
     Des Moines, IA  50392-0088

Item 2(c).  Citizenship:

     Invista Capital Management, LLC - State of Delaware
     Principal Mutual Holding Company - State of Iowa
     Principal Life Insurance Company - State of Iowa

Item 2(d).  Title of Class of Securities:

     Common Stock

Item 2(e).  CUSIP Numbers:

     N5665B105

Item 3. If this statement is filed pursuant to section 240.13d-1(b) or 240.13d 2(b) or (c), check whether the person filing is a:

     (c) [X] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
     (e) [X] An investment adviser in accordance with section 240.13d 1(b)(1)(ii)(E)
     (g) [X] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

Item 4.  Ownership:

     (a) Amount Beneficially Owned

     1,423,871 Shares Common Stock presently held by Invista Cap. Mgmt 1,423,871 Shares Common Stock presently held by Principal Mutual Holding
Company
     1,255,202 Shares Common Stock presently held by Principal Life Insurance Company


CUSIP No.                        N5665B105                            Page 6

     (b) Percent of Class

          10.7 Invista Capital Management
          10.7 Principal Mutual Holding Company
	  9.4  Principal Life Insurance Company

     (c) Number of shares as to which the person has:

          (i) Sole Power to Vote or Direct the Vote

               0 Invista Cap. Mgmt
               0 Principal Mutual Holding Company
	       0 Principal Life Insurance Company

          (ii) Shared Power to Vote or Direct the Vote

               1,423,871 Shares Common Stock presently held by Invista Cap. Mgmt 1,423,871 Shares Common Stock presently held by Principal Mutual
Holding Company
	       1,255,202 Shares Common Stock presently held by Principal Life Insurance Company

          (iii) Sole Power to Dispose or to Direct the Disposition of

               0 Invista Cap. Mgmt
               0 Principal Mutual Holding Company
	       0 Principal Life Insurance Company

          (iv) Shared Power to Dispose or to Direct the Disposition of

               1,423,871 Shares Common Stock presently held by Invista Cap. Mgmt 1,423,871 Shares Common Stock presently held by Principal Mutual
Holding Company
	       1,255,202 Shares Common Stock presently held by Principal Life Insurance Company

Item 5.  Ownership of Five Percent or Less of a Class:

     N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     Persons other than the reporting persons have a right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities. The interest of no such person having such an interest relates to more than five percent of the class

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     See Exhibit attached


CUSIP No.                        N5665B105                            Page 7

Item 8.  Identification and Classification of Members of the Group

     N/A

Item 9.  Notice of Dissolution of Group

     N/A

Item 10(b).  Certification

     By signing below I certify, to the best of my knowledge and belief, the securities referred to above were not acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVISTA CAPITAL MANAGEMENT, LLC

By /s/ Tim Howald
Tim Howald, Chief Financial and Compliance Officer

Principal Mutual Holding Company
By:  INVISTA CAPITAL MANAGEMENT, LLC

By /s/ Tim Howald
Tim Howald, Chief Financial and Compliance Officer

Principal Life Insurance Company
By:  INVISTA CAPITAL MANAGEMENT, LLC

By /s/ Tim Howald
Tim Howald, Chief Financial and Compliance Officer

Dated Wednesday, February 14, 2001


EXHIBIT 99.1

Invista Capital Management, LLC
Item 3 Classification:
(e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

Principal Life Insurance Company
Item 3 Classification:
(c) An Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78)